                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  JULY 23, 2003

                          COMMISSION FILE NO. 1 - 10421

                             LUXOTTICA GROUP S.P.A.

                         VIA CANTU 2, MILAN 20123 ITALY
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

[LUXOTTICA GROUP LOGO]                                              [PRADA LOGO]

SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON JULY 23, 2003.

                         Luxottica Group And Prada Sign
                         A Ten-Year Licensing Agreement

July 23, 2003 - Luxottica Group (NYSE: LUX; MTA: LUX), world leader in the eyewear sector, and the Prada Group, one of the world leaders in leather goods, ready-to-wear and footwear, today jointly announced that they have signed a ten-year licensing agreement.

The agreement, which covers all markets worldwide, provides for exclusive production and distribution of prescription frames and sunglasses bearing the Prada and Miu Miu names by the Luxottica Group. This agreement represents one of the most important industrial agreements for "Made in Italy" and is a noteworthy example of the collaboration between two Italian groups working in the fields of creativity, design, production and distribution.

Luxottica Group, worldwide leader in the design, production and distribution of sunglasses and prescription frames, is present in 120 countries, has 7 production facilities and holds a large number of famous and prestigious brands in its portfolio.

Prada, an Italian and world leader of high-quality leather goods, ready-to-wear and footwear, is present in 65 countries with a distribution network of about 250 directly-owned stores, 7,000 employees and 17 production facilities. The Prada and Miu Miu brands represent Italian style, culture and design throughout the world.

The agreement provides that Luxottica Group will exclusively produce and distribute eyewear with the Prada and Miu Miu names through a licensing agreement for the period from 2003 to 2013. Prada will oversee the creation, design and overall creative coordination of all of the collections under the supervision of Patrizio Bertelli and Miuccia Prada. The first collections will be presented and launched in September of this year.

The deal was finalized through Luxottica's purchase of Prada's fully-owned companies - that produce and distribute eyewear - for the amount of 26.5 million Euro. Luxottica Group will have the option to rely on third-party manufacturers under its own supervision.

Thanks to the agreement, Luxottica Group expects to generate sales of approximately 120 million Euro for the first 12 months. This licensing agreement will not have a significant impact on the 2003 results.

Commenting on the agreement, Leonardo Del Vecchio, Chairman of Luxottica Group said: "I am very satisfied to include Prada, one of the most important brands in international luxury goods, in our portfolio. With this new license - and others we have recently signed - we have restored the importance that designer lines had for us in 2002 and at the same time have extended the duration of the licenses in our portfolio."

Patrizio Bertelli, Chief Administrative Officer of Prada said: "The agreement with the world leader in eyewear allows our Group to significantly expand its presence in the prescription eyewear and sunglasses markets, therefore contributing to the overall success of the agreement with the strength of our brands, our prestige and our design. I am certain that the strong technological, industrial and distributive capabilities of Luxottica Group will pave the way to achieve significant economic results in a short amount of time."

                                      # # #

ABOUT LUXOTTICA GROUP S.p.A.
--------------------------------------------------------------------------------

Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), ArnetteTM and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.



--------------------------------------------------------------------------------
ABOUT PRADA HOLDING N.V.

PRADA Holding N.V., is the Dutch Holding company of one of the world's leading groups in design, production and distribution of fine leather goods, ready-to-wear and footwear. The Group has some of the most recognized and prestigious international brands in its portfolio including: Prada, Jil Sander, Church's, Helmut Lang, Genny, Car Shoe, Miu Miu and Azzedine Alaia.

--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT

Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

                                      # # #

COMPANY CONTACTS:

LUXOTTICA GROUP SPA                                  PRADA GROUP

Sabina Grossi, Director, Investor Relations          Jason Mitchell Jacobs
Alessandra Senici, Investor Relations                Financial Communication Manager

Tel.: +39-02-8633-4665                               Tel: +39-02-5419-2405
E-mail:   AlessandraSenici@Luxottica.com             E-mail: jason.jacobs@prada.com


LUXOTTICA GROUP SPA - US AGENCY CONTACT

BREAKSTONE & RUTH INTERNATIONAL
Alexander Fudukidis

Tel.: +1-646-536-7012
E-mail: AFudukidis@breakstoneruth.com

                             [LUXOTTICA GROUP LOGO]

SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON JULY 24, 2003.


         Luxottica Group Extends Cash Offer for OPSM Group to August 15


MILAN, ITALY, JULY 24, 2003 - LUXOTTICA GROUP S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced that its cash offer announced on April 29, 2003 and commenced on June 16, 2003 for all outstanding shares, options and performance rights of OPSM Group Limited (ASX: OPS) will be extended by two weeks. The offer by Luxottica South Pacific, an indirect, wholly-owned subsidiary of Luxottica Group, to OPSM holders of shares, options and performance rights is now scheduled to expire at 7:00 p.m. (Sydney time) on August 15, 2003, unless extended in accordance with the Australian Corporations Act.

Luxottica Group has chosen to extend the offer period to provide shareholders with additional time to accept the offer.

The Company also announced that, in addition to the Australian Competition and Consumer Commission (ACCC) approval of the acquisition, Luxottica Group has also received confirmation from the Australian Foreign Investment Review Board (FIRB) that it has no objections to the Group's offer for the OPSM Group.

Any enquiries relating to this offer can be directed to the Luxottica Group-OPSM Offer Helpline at 1300 766 050 for calls within Australia. For calls from outside Australia, additional information can be obtained at +61 2 9240 7546. Please note that calls to these numbers will be recorded, for legal reasons.


ABOUT LUXOTTICA GROUP S.p.A.
--------------------------------------------------------------------------------

Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium,

Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), ArnetteTM and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

About OPSM Group

OPSM is the leading optical retailer in Australia, with 481 stores and three brands - OPSM, Laubman & Pank and budget eyewear - each targeting a clearly defined market segment. It is also the market leader in New Zealand, with 34 stores, and has expanded into Asia, where it now has 80 stores in Hong Kong, 12 in Singapore and 12 in Malaysia. The total number of OPSM stores as at 31 December 2002 was 619, and OPSM employs approximately 4,000 people.

SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

                                      # # #



COMPANY CONTACTS                              US AGENCY CONTACT
--------------------------------------------------------------------------------

Luxottica Group SpA                                      Breakstone & Ruth International
Sabina Grossi, Director, Investor Relations              Alexander Fudukidis
Alessandra Senici, Investor Relations

Tel.: +39-02-8633-4665                                   Tel.: +1.646.536.7012
E-mail:   AlessandraSenici@Luxottica.com                 E-mail: AFudukidis@breakstoneruth.com

                             [LUXOTTICA GROUP LOGO]


SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON JULY 28, 2003

                  Luxottica Group Announces 2nd Quarter Results


Group highlights for the first half of 2003:

-   Net sales of EUR 1,411.5 (US$1,559.6 million)
-   Operating income of EUR 223.2 million
-   Earnings per share or ADS of EUR 0.30 (US$0.33)



Milan, Italy, July 28, 2003 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period and the six-month period ended June 30, 2003(1). Results for the second quarter and first half were negatively affected by the 19.1 percent and the 18.7 percent respectively year-over-year devaluation of the U.S. Dollar against the Euro.


--------------------------------------------------------------------------------
                              CONSOLIDATED RESULTS
--------------------------------------------------------------------------------

SECOND QUARTER

     o Consolidated net sales for the quarter declined year-over-year by 19.6 percent to EUR 707.0 million. Assuming constant exchange rates, consolidated net sales for the quarter would have declined by 5.2 percent.

     o Consolidated operating income for the quarter was EUR 111.9 million. Consequently, consolidated operating margin for the quarter was 15.8 percent.

     o Consolidated net income for the quarter was EUR 67.7 million and consolidated net margin for the quarter was 9.6 percent.

     o Earnings per share or American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.15. In U.S. Dollars, earnings per share or ADS for the quarter were US$0.17.

FIRST  HALF

     o    Consolidated net sales for the first half declined  year-over-year  by
          19.8 percent to EUR 1,411.5 million. Assuming constant exchange rates, consolidated net sales for the six months would have declined by 5.9 percent.

     o Consolidated operating income for the six months was EUR 223.2 million and consolidated operating margin for the six-month period was 15.8 percent.

     o Consolidated net income for the first half was EUR 133.3 million and consolidated net margin for the period was 9.4 percent.

     o Earnings per share or American Depositary Share (ADS) for the six-month period were EUR 0.30. In U.S. Dollars, earnings per share or ADS for the period were US$0.33.


--------------------------------------------------------------------------------
            BREAKDOWN OF MANUFACTURING/ WHOLESALE AND RETAIL RESULTS
--------------------------------------------------------------------------------

o    MANUFACTURING/WHOLESALE DIVISION

The Group's manufacturing/wholesale sales for the first half declined year-over-year by 13.8 percent to EUR 573.0 million. Assuming constant exchange rates manufacturing/wholesale sales for the six-month period would have declined by 5.3 percent.

Manufacturing/wholesale operating income for the first half was EUR 126.0 million, reflecting an operating margin of 22.0 percent.

Leonardo Del Vecchio, Chairman of Luxottica Group, commented on the results of the manufacturing/wholesale division: "In the first half of 2003, the optical sector experienced a decrease in volumes, while our wholesale division posted a better performance when compared to the industry, allowing us to gain market share.

However, since the beginning of June, we have been experiencing an increase in orders from opticians when compared to previous months, which leads us to believe that they have sold out the surplus of inventories built in 2002.

In addition, we have recently added the ten-year license agreement with Prada and Miu Miu brands to our portfolio. As a result of this new license and the new collections launched during 2003, in 2004 our brand portfolio will be significantly stronger when compared to 2002."

o    RETAIL DIVISION

In the first half, retail sales declined year-over-year by 20.2 percent to EUR
940.0 million. Assuming constant exchange rates, retail sales for the six months would have declined by 2.5 percent. Same store sales in U.S. Dollar for the first half declined year-over-year by 3.4 percent.

Retail operating income for the first half was EUR 121.9 million, resulting in an operating margin of 13.0 percent.

In the second quarter, retail sales declined year-over-year by 21.1 percent to EUR 470.9 million. Assuming constant exchange rates, retail sales for the quarter would have declined by 3.0 percent. Same store sales in U.S. Dollar for the quarter declined year-over-year by 3.7 percent.

Mr. Del Vecchio continued: "The results of our retail division for the second quarter were affected by the unusually bad weather in North America, which lasted until the last week of June, penalizing mainly the sun segment both at LensCrafters and Sunglass Hut International. Retail sales were also affected by the continued cautious spending patterns of consumers.

However, in contrast to the first two quarters, when sales were down compared to the same periods of 2002, in July same store sales have been increasing by 2 percent. This makes us hopeful that a pick-up in consumption will materialize during the second half of 2003; and, assuming that sales in the second half remain at current levels, 2003 retail revenues in Dollar terms should remain stable compared with 2002.

Moreover, as a result of management's constant attention on improving efficiency and on controlling cost, operating margin should be in line with 2002.

However, it is encouraging to see that even with lower sales and tough competition, Luxottica Retail continues to maintain its market share in North America, in both sun and prescription segment."


--------------------------------------------------------------------------------
                           STATEMENT FROM THE CHAIRMAN
--------------------------------------------------------------------------------

Mr. Del Vecchio concluded: "The results of the second quarter reflect the continued impact of the same factors we begun to notice at the beginning of the year. Most importantly, the weak U.S Dollar which devalued by 19 percent year-over-year against the Euro continued to have an important effect on our results. The expiration of the license for the Giorgio Armani and Emporio Armani eyewear at the end of May was also felt during the quarter. Finally, during the quarter the continued weak U.S. economy affected retail sales.

We expect that the impact of these factors will progressively lessen during the second part of the year. Specifically, sales from the new collections launched in March, Versace, Versus, Ray-Ban prescription and Ray-Ban Junior which are performing in line with our expectations and the new license agreement signed with Prada will offset the loss of sales from the Armani licenses.

Moreover, in light of the evolution of the Euro/U.S. Dollar exchange rate during 2002 (the average exchange rates for last year were: EUR 1.00 = US$0.8766 for the first quarter, EUR 1.00 = US$0.9198 for the second quarter, EUR 1.00 = US$0.9838 for the third quarter and EUR 1.00 = US$0.9982 for the fourth quarter) and assuming that Euro/U.S. Dollar exchange rate stabilizes at current levels, or EUR 1.00 = US$1.15 for the balance of the year, the impact from the devaluation of the U.S. Dollar against the Euro should progressively decline to thirteen percent by the last quarter of 2003, down from 18.7 percent for the first six months of the year.

However, the continued weakening of the U.S Dollar and the weak signs of recovery of the U.S. economy lead me to conservatively revise our expectations for earnings per share (EPS) for fiscal year 2003. With an average exchange rate of EUR 1.00 = US$1.15 for the second half of the year 2003, we expect an earnings per share of Euro 0.63, or EPADS of US$0.71.

Finally, I would like to highlight once again, that 2003 is a year of transition for us. We expect to return to approximately 15 percent growth in sales and in earnings in 2004, a result of the significantly strengthened brand portfolio, both house brands and designer lines, and the OPSM acquisition."


ABOUT LUXOTTICA GROUP S.p.A.
--------------------------------------------------------------------------------

Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), Arnette(TM) and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at WWW.LUXOTTICA.COM.

Non-GAAP Financial Measures
--------------------------------------------------------------------------------

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first half and the second quarter of 2003 and the first half and the second quarter of 2002 are calculated using for each currency the average exchange rate for the six-month period and the three-month period ended June 30, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.



                             2Q 2002     2Q 2003     ADJUSTMENT     2Q 2003
                            U.S. GAAP   U.S. GAAP   FOR CONSTANT    ADJUSTED
    Euro million             RESULTS     RESULTS   EXCHANGE RATES   RESULTS
    -------------------------------------------------------------------------
    Consolidated net sales     879.0       707.0        127.0         834.0

    Manufacturing/
     wholesale net sales       339.9       297.4         31.4         328.8

    Retail net sales           596.5       470.9        107.7         578.6


                             1 H 2002    1 H 2003    ADJUSTMENT     1 H 2003
                            U.S. GAAP   U.S. GAAP  FOR CONSTANT    ADJUSTED
    Euro million             RESULTS     RESULTS   EXCHANGE RATES   RESULTS
    -------------------------------------------------------------------------
    Consolidated net sales   1,759.5     1,411.5        244.9       1,656.4

    Manufacturing/
     wholesale net sales       664.7       573.0         56.6         629.6

    Retail net sales         1,178.7       940.0        209.5       1,149.5


SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce and market new products, the Company's ability to effectively integrate recently acquired businesses, the Company's ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.


COMPANY CONTACTS                                US AGENCY CONTACT
-------------------------------------------------------------------------------

LUXOTTICA GROUP SpA                            BREAKSTONE & RUTH INTERNATIONAL
Sabina Grossi, Director, Investor Relations    Alexander Fudukidis
Alessandra Senici, Investor Relations

Tel.: +39-02-8633-4665                         Tel.: +1.646.536.7012
E-mail: ALESSANDRASENICI@LUXOTTICA.COM         E-mail: AFUDUKIDIS@BREAKSTONERUTH.COM




                           FINANCIAL TABLES TO FOLLOW



(1) Unless otherwise noted, all comparisons made in this announcement are between the three- and six-month period ended June 30, 2003, and the equivalent three- and six-month period ended June 30, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended June 30, 2003, of EUR 1.00 = US$1.1372, compared with EUR 1.00 = US$0.9198 for the second quarter of 2002. For the six-month period, the results denominated in U.S. dollars were converted at the average exchange rate of EUR 1.00 = US$1.1049, compared with EUR 1.00 = US$0.8980 for the equivalent six-month period of 2002.

                                 LUXOTTICA GROUP

                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                        FOR THE THREE-MONTH PERIODS ENDED
                         JUNE 30, 2003 AND JUNE 30, 2002


    KEY FIGURES IN THOUSAND OF EURO(4)

                                               2003      2002(5)      % CHANGE
                                             -------    --------      --------
    NET SALES                                706,955     879,003        -19.6%

    NET INCOME                                67,669     111,283        -39.2%

    EARNINGS PER SHARE (ADS)(2)                 0.15        0.25

    FULLY DILUTED EARNINGS PER SHARE (ADS)(3)   0.15        0.24



    KEY FIGURES IN THOUSAND OF U.S. DOLLARS(1)(4)

                                               2003      2002(5)      % CHANGE
                                             -------     --------     --------
    NET SALES                                803,949     808,507         -0.6%

    NET INCOME                                76,953     102,358        -24.8%

    EARNINGS PER SHARE (ADS)(2)                 0.17        0.23

    FULLY DILUTED EARNINGS PER SHARE (ADS)(3)   0.17        0.22


    Notes :                                                  2003         2002
    (1)  Average exchange rate (in U.S. Dollars per Euro)  1.1372       0.9198
    (2)  Weighted average number
         of outstanding shares                        447,856,544  453,268,768
    (3)  Fully diluted average number of shares       448,977,360  456,013,444
    (4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
    (5) Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended June 30, 2002 of U.S. Dollars 11.0 million, and an offsetting increase in costs for the same amounts

                                 LUXOTTICA GROUP

                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                         FOR THE SIX-MONTH PERIODS ENDED
                         JUNE 30, 2003 AND JUNE 30, 2002


    KEY FIGURES IN THOUSAND OF EURO(4)

                                              2003       2002(5)      % CHANGE
                                           ---------   ---------      ---------
    NET SALES                              1,411,502   1,759,489        -19.8%

    NET INCOME                               133,283     212,353        -37.2%

    EARNINGS PER SHARE (ADS)(2)                 0.30        0.47

    FULLY DILUTED EARNINGS PER SHARE (ADS)(3)   0.30        0.47



    KEY FIGURES IN THOUSAND OF U.S. DOLLARS(1)(4)

                                              2003       2002(5)      % CHANGE
                                           ---------   ---------      ---------
    NET SALES                              1,559,569   1,580,020         -1.3%

    NET INCOME                               147,264     190,693        -22.8%

    EARNINGS PER SHARE (ADS)(2)                 0.33        0.42

    FULLY DILUTED EARNINGS PER SHARE (ADS)(3)   0.33        0.42


    Notes :                                                  2003         2002
    (1)  Average exchange rate (in U.S. Dollars per Euro)  1.1049       0.8980
    (2)  Weighted average number of outstanding
         shares                                       449,398,288  452,633,183
    (3)  Fully diluted average number of shares       450,547,450  455,497,447
    (4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
    (5) Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the six-month period ended June 30, 2002 of U.S. Dollars 23.0 million, and an offsetting increase in costs for the same amounts

                                 LUXOTTICA GROUP

                          CONSOLIDATED INCOME STATEMENT
                        FOR THE THREE-MONTH PERIODS ENDED
                         JUNE 30, 2003 AND JUNE 30, 2002

    IN THOUSAND OF EURO (1)                     2003       2002(2)     % CHANGE
    -----------------------               ----------     ----------    --------
    NET SALES                                706,955        879,003      -19.6%
    COST OF SALES                           (225,084)      (251,240)
    GROSS PROFIT                             481,872        627,763      -23.2%
    OPERATING EXPENSES:
    SELLING EXPENSES                        (240,865)      (279,692)
    ROYALTIES                                (11,765)       (18,752)
    ADVERTISING EXPENSES                     (48,883)       (70,543)
    GENERAL AND ADMINISTRATIVE
     EXPENSES                                (59,763)       (68,031)
    TRADEMARK AMORTIZATION                    (8,701)        (9,164)
    TOTAL                                   (369,979)      (446,182)
    OPERATING INCOME                         111,893        181,582      -38.4%
    OTHER INCOME (EXPENSE):
    INTEREST EXPENSES                        (11,015)       (19,198)
    INTEREST INCOME                            1,507          1,229
    OTHER - NET                               (2,958)        (3,806)
    OTHER INCOME (EXPENSES) NET              (12,466)       (21,775)
    INCOME BEFORE PROVISION FOR
     INCOME TAXES                             99,427        159,807      -37.8%
    PROVISION FOR INCOME TAXES               (29,930)       (47,942)
    INCOME BEFORE MINORITY INTEREST IN
     INCOME OF CONSOLIDATED
     SUBSIDIARIES                             69,497        111,865
    MINORITY INTEREST IN INCOME
     OF CONSOLIDATED SUBSIDIARIES             (1,828)          (582)
    NET INCOME                                67,669        111,283      -39.2%

    EARNINGS PER SHARE (ADS) (1)                0.15           0.25
    FULLY DILUTED EARNINGS PER
     SHARE (ADS) (1)                            0.15           0.24

    WEIGHTED AVERAGE NUMBER OF
     OUTSTANDING SHARES                  447,856,544    453,268,768
    FULLY DILUTED AVERAGE NUMBER
     OF SHARES                           448,977,360    456,013,444

    Notes:
    (1) Except earnings per share (ADS), which are expressed in Euro
    (2) Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended June 30, 2002 of U.S. Dollars 11.0 million, and an offsetting increase in costs for the same amounts

                                 LUXOTTICA GROUP

                          CONSOLIDATED INCOME STATEMENT
                         FOR THE SIX-MONTH PERIODS ENDED
                         JUNE 30, 2003 AND JUNE 30, 2002

    IN THOUSAND OF EURO(1)                      2003       2002(2)     % CHANGE
    -----------------------               ----------      ---------    --------
    NET SALES                              1,411,502      1,759,489      -19.8%
    COST OF SALES                           (433,100)      (509,485)
    GROSS PROFIT                             978,402      1,250,004      -21.7%
    OPERATING EXPENSES:
    SELLING EXPENSES                        (490,220)      (574,341)
    ROYALTIES                                (26,717)       (37,274)
    ADVERTISING EXPENSES                     (99,705)      (133,197)
    GENERAL AND ADMINISTRATIVE
     EXPENSES                               (120,832)      (141,815)
    TRADEMARK AMORTIZATION                   (17,684)       (18,611)
    TOTAL                                   (755,158)      (905,238)
    OPERATING INCOME                         223,244        344,766      -35.2%
    OTHER INCOME (EXPENSE):
    INTEREST EXPENSES                        (22,823)       (39,872)
    INTEREST INCOME                            2,403          2,784
    OTHER - NET                               (7,545)          (844)
    OTHER INCOME (EXPENSES) NET              (27,965)       (37,932)
    INCOME BEFORE PROVISION FOR
     INCOME TAXES                            195,280        306,833      -36.4%
    PROVISION FOR INCOME TAXES               (58,691)       (92,050)
    INCOME BEFORE MINORITY INTEREST IN
     INCOME OF CONSOLIDATED
     SUBSIDIARIES                            136,589        214,784
    MINORITY INTEREST IN INCOME
     OF CONSOLIDATED SUBSIDIARIES             (3,306)        (2,431)
    NET INCOME                               133,283        212,353      -37.2%

    EARNINGS PER SHARE (ADS)(1)                 0.30           0.47
    FULLY DILUTED EARNINGS PER SHARE
     (ADS)(1)                                   0.30           0.47

    WEIGHTED AVERAGE NUMBER OF
     OUTSTANDING SHARES                  449,398,288    452,633,183
    FULLY DILUTED AVERAGE
     NUMBER OF SHARES                    450,547,450    455,497,447

    Notes:
    (1) Except earnings per share (ADS), which are expressed in Euro
    (2) Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the six-month period ended June 30, 2002 of U.S. Dollars 23.0 million, and an offsetting increase in costs for the same amounts

                                 LUXOTTICA GROUP

                           CONSOLIDATED BALANCE SHEET
                    AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

    IN THOUSAND OF EURO                   JUNE 30, 2003   DECEMBER 31, 2002
    -------------------                   -------------   -----------------
    CURRENT ASSETS:
    CASH                                      206,477            151,418
    RESTRICTED CASH                                 -                  -
    ACCOUNT RECEIVABLE                        417,320            370,234
    SALES AND INCOME TAXES RECEIVABLES          5,389             10,956
    INVENTORIES                               386,675            406,032
    PREPAID EXPENSES AND OTHER                 51,814             53,385
    DEFERRED TAX ASSETS - CURRENT             148,278            148,088
    TOTAL CURRENT ASSETS                    1,215,952          1,140,113

    PROPERTY, PLANT AND EQUIPMENT - NET       470,993            506,545

    OTHER ASSETS
    INTANGIBLE ASSETS - NET                 1,840,653          1,916,526
    INVESTMENTS                                12,981             12,837
    OTHER ASSETS                               11,137             10,305
    SALES AND INCOME TAXES RECEIVABLES              5                  5
    TOTAL OTHER ASSETS                      1,864,776          1,939,674

    TOTAL                                   3,551,721          3,586,332

    CURRENT LIABILITIES:
    BANK OVERDRAFTS                           463,680            371,729
    CURRENT PORTION OF LONG-TERM DEBT         271,492            178,335
    ACCOUNTS PAYABLE                          202,729            202,897
    ACCRUED EXPENSES AND OTHER                302,525            217,883
    ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN      8,669              9,130
    INCOME TAXES PAYABLE                          887             18,748
    TOTAL CURRENT LIABILITIES               1,249,982            998,722

    LONG TERM LIABILITIES:
    LONG TERM DEBT                            672,109            855,654
    LIABILITY FOR TERMINATION INDEMNITIES      45,041             48,945
    DEFERRED TAX LIABILITIES - NON CURRENT    122,502            121,805
    OTHER                                     134,803            133,605
    TOTAL LONG TERM LIABILITIES               974,454          1,160,010

    COMMITMENTS AND CONTINGENCY:
    MINORITY INTERESTS IN
     CONSOLIDATED SUBSIDIARIES                 10,298              9,705

    SHAREHOLDERS' EQUITY:
     454,306,200 ORDINARY SHARES AUTHORIZED
     AND ISSUED  -  447,871,414 SHARES
     OUTSTANDING                               27,259             27,256
    NET INCOME                                133,282            372,077
    RETAINED EARNINGS                       1,156,447          1,018,562
    TOTAL SHAREHOLDERS' EQUITY              1,316,988          1,417,895

    TOTAL                                   3,551,721          3,586,332

                                 LUXOTTICA GROUP
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                         FOR THE SIX-MONTH PERIODS ENDED
                         JUNE 30, 2003 AND JUNE 30, 2002
                            - SEGMENTAL INFORMATION -


                            MANUFACTURING                        RETAIL
                                AND                           (IN THOUSAND OF
    IN THOUSAND OF EURO      WHOLESALE           RETAIL       U.S. DOLLARS)
    -------------------     ------------         ------       ---------------
    2003

    Net Sales                  573,036           940,041         1,038,651
    EBITDA                     148,207           154,571           170,786
    % OF SALES                    25.9%             16.4%
    Operating income           125,960           121,905           134,692
    % OF SALES                    22.0%             13.0%

    Capital Expenditure          8,515            20,155            22,269
    Depreciation
     & Amortization             22,247            32,667            36,094
    Assets                   1,513,608           790,461           909,188

    2002(1)

    Net Sales                  664,673         1,178,838         1,058,593
    EBITDA                     205,835           217,901           195,675
    % OF SALES                    31.0%             18.5%             18.5%
    Operating income           183,589           176,645           158,628
    % OF SALES                    27.6%             15.0%             15.0%

    Capital Expenditure         52,098            35,785            32,134
    Depreciation
     & Amortization             22,246            41,255            37,047
    Assets                   1,525,543           889,525           876,716


                                           INTER-SEGMENTS
                                         TRANSACTION AND
    IN THOUSAND OF EURO                   CORPORATE ADJ.        CONSOLIDATED
    -------------------                  ---------------        ------------
    2003

    Net Sales                               (101,575)             1,411,502
    EBITDA                                   (15,072)               287,706
    % OF SALES                                                         20.4%
    Operating income                         (24,620)               223,244
    % OF SALES                                                         15.8%

    Capital Expenditure                            -                 28,670
    Depreciation & Amortization                9,548                 64,462
    Assets                                 1,247,652              3,551,721

    2002(1)


    Net Sales                                (84,018)             1,759,493
    EBITDA                                    (1,953)               421,783
    % OF SALES                                                         24.0%
    Operating income                         (15,469)               344,766
    % OF SALES                                                         19.6%

    Capital Expenditure                            -                 87,883
    Depreciation & Amortization               13,516                 77,017
    Assets                                 1,424,951              3,840,019

    Notes :
    (1) Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail division which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the six-month period ended June 30, 2002 of U.S. Dollars 23.0 million, and an offsetting increase in costs for the same amounts

--------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            LUXOTTICA GROUP S.p.A.




                                            By: /s/ Roberto Chemello
                                            ------------------------------------
DATE: July 31, 2003                         ROBERTO CHEMELLO,
                                            CHIEF EXECUTIVE OFFICER